Mail Stop 3720

October 13, 2006

Mr. W. Benjamin Moreland
Executive Vice President
  and Chief Financial Officer
Crown Castle International Corp.
510 Bering Drive
Suite 600
Houston, TX 77057

> **RE:** **Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30,2006**
> **File No. 001-16441**

Dear Mr. Moreland:

We have reviewed your supplemental response letter dated October 4, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 22, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 31

Compensation Charges Related to Stock Awards, page 44

1.   We note your response to comment one. Your proposed disclosures do not adequately clarify your treatment of common stock awards that do not reach market performance targets. Additionally, your response does not address your discussion of retention awards in the subsequent paragraph, the provisions of which "result in forfeiture of any unvested shares in the event the common stock does not achieve the performance target of $42.50 for 10 consecutive trading days." Please confirm that your policy complies with SFAS 123 and SFAS 123R which both state that a market condition is not considered to be a vesting condition and an award is not deemed to be forfeited solely because a market condition is not satisfied and revise your accounting and/or your disclosures, as applicable, to comply with those standards.

Notes to Consolidated Financial Statements, page 62

7. Long-term Debt, page 79

2.   We note your response to comment four and further refer you to paragraph 20 of APB 26 with regard to gains/losses on extinguishment of debt. In future filings, please disclose these amounts separately on the face of your consolidated statement of operations. Otherwise, please advise.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

3.   We note your response to comment eight. Refer to the staff's guidance set forth in response to question 17 of Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, available on our website at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Because the amended certifications relate to the entire Form 10-Q filing, the amendment must include the entire filing. Please amend your Form 10-Q as requested in our previous comment.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director